UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated July 31, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Paris – July 31, 2007

SECOND QUARTER 2007 RESULTS

STRONG MOMENTUM CONTINUES

Strong second quarter results

•

Net Sales up 6.8% to €1,293 million

•

Recurring EBITDA* up 22% to €203 million versus €167 million in the second quarter 2006

•

Recurring EBITDA margin up to 15.7% versus 13.8 % in the second quarter 2006

•

Operating Profit up 32% to €119 million from €90 million in the second quarter 2006

•

Net Profit of €3 million versus €77 million in the second quarter 2006 in spite of exceptional items

•

A positive Free Cash Flow of €83 million versus €(32) million in the second quarter 2006

Key highlights

•

Strong demand levels across most markets with volumes up 7%

•

Solid pricing +5% continues to compensate for the increase in raw material costs

•

Alumina washcoat business acquisition announced, to complement Rhodia's position in the fast growing automotive emissions control market

•

Start-up of the new Diphenols plant in China to enhance Rhodia Organics' leadership position

•

Major refinancing completed with reimbursement of all outstanding high cost high yield debt

"The growth momentum of our recurring EBITDA has continued in the second quarter, driven by strong sales across most of our businesses" said Rhodia Chief Executive Officer Jean-Pierre Clamadieu. He added: "We expect demand levels to remain favorable for the rest of the year in a context of high raw material costs and an unfavorable foreign exchange environment. We are confident that we will deliver our 2007 objectives."

Summary income statement (unaudited)

In € million	Q2 2006	Q2 2007	% Variation
Net Sales	1,211	1,293	+6.8%
Recurring EBITDA*	167	203	+22%
Recurring EBITDA margin on Net Sales	13.8%	15.7%	-
Operating Profit	90	119	+32%
Profit from continuing operations	83	10	-
Profit/(loss) from discontinued operations	(5)	(6)	-
Net Profit Group Share	77	3	-
* Before restructuring and other operating income and expenses

 1/11

1. Strong increase in Operating Profit

Net Sales rose strongly by 6.8% to €1,293 million in the second quarter of 2007, from €1,211 million a year earlier. This increase was driven by 7% volume growth and a 5% positive impact from price increases. Foreign exchange had a 4% negative impact, due to the continued weakness of the US Dollar.

Recurring EBITDA climbed 22% to €203 million, including €29 million of recurring EBITDA generated by CER (Certified Emission Reduction) sales. The recurring EBITDA margin rose to 15.7% in the second quarter 2007 from 13.8% in the second quarter 2006; chemical business margins were at 13.9% versus

13.8% a year earlier. Recurring EBITDA margins grew strongly in Novecare, Silcea and Organics. Polyamide's recurring EBITDA margin was impacted by the major maintenance shutdown at Chalampé, France, which was successfully completed during the quarter. Acetow's recurring EBITDA margin was impacted by the decline of the US Dollar.

Operating Profit increased by 32% to €119 million, benefiting from the strong growth in recurring EBITDA.

The Financial Result totaled a negative €85 million, being impacted by non-recurring costs of €34 million relating to the reimbursement of all outstanding high cost High Yield debt.

Including the above items and an exceptional charge of €26 million related to Nylstar, the Net Profit Group Share for the second quarter 2007 totaled €3 million, compared to a profit of €77 million in the second quarter 2006, which was favorably impacted by a €60 million recognition of US deferred tax assets.

2.

A positive Free Cash Flow and further Net Debt reduction

Operating Cash Flow totaled €136 million in the second quarter 2007.

The ratio of Working Capital Requirements on total sales stood at 12.9%. Capital Expenditure totaled €76 million in the second quarter.

Free Cash Flow* was €83 million, versus €(32) million in the second quarter 2006.

Consolidated Net Debt totaled € 1,648 million on June 30, 2007, a €144 million decrease from March 31, 2007.

3.

Delisting of ADRs from the New York Stock Exchange

Rhodia intends to apply for the voluntary delisting of its American Depositary Receipts (ADRs) from the (NYSE) and the voluntary deregistration of its ADRs and USD bonds under the US Securities Exchange Act of 1934. It is expected that the delisting should occur in the fall of 2007.

The Group will maintain a “Level 1” ADR program which trades in the US Over-the-Counter market (OTC). This will enable investors to retain ADR holdings.

Rhodia remains committed to developing its communication with North American investors who represent a significant part of its shareholder structure. Rhodia will continue to apply high standards of financial reporting and will maintain strict levels of internal control throughout the Group.

* Defined as "net cash provided by operating activities" plus "non recurring refinancing cash costs" minus Capital Expenditure"

2/11

4.

Key business priorities for the second half of 2007

Rhodia's priority is to develop businesses in which it holds strong leadership positions with excellent operating performance and strong pricing power.

•

Polyamide will build up its Intermediates production base in Asia with the start up of its polymerization unit in Onsan (South Korea), in Q4 2007. It will continue to develop the Engineering Plastics growth engine.

•

Novecare will prioritize growth and development of new products.

•

Silcea will focus on growth at current margin levels.

•

Acetow will launch cost-competitiveness improvement initiatives to deal with an unfavorable foreign exchange environment.

•

Organics will continue restructuring in Fine Organics and pursue its productivity plan in Isocyanates while strengthening its position in Diphenols with the ramp up of its new Chinese plant.

•

Energy Services has hedged all forward CER sales for the second half of 2007 at €14.4/ton.

5.

Outlook

The level of demand remains favorable, with strong volumes and a solid pricing power, in an environment still influenced by high raw material and energy costs and the weakness of the US dollar.

Rhodia confirms its 2007 outlook of strong growth in recurring EBITDA and generation of positive Free Cash Flow.

This press release and a detailed presentation are available at www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia, a chemist, leader in its businesses, is an international industrial group resolutely committed to sustainable development. The Group aims to improve its customers' performance through the pursuit of operational excellence and its ability to innovate. Structured around seven Enterprises, Rhodia is the partner of major players in the automotive, tire, electronics, perfume, health and beauty and home care markets. Rhodia is listed on Euronext Paris and the New York Stock Exchange. The Group generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts
Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

3/11

Results Fact Sheet: Q2 & H1 2007

Income Statement
€ million	Q2* 2006	Q2* 2007	Variation	H1 2006	H1 2007	Variation
Net Sales	1 211	1 293	6,8%	2 414	2 553	5,8%
Other revenue	93	87	(6,5)%	247	240	(2,8)%
Recurring EBITDA	167	203	21,6%	328	408	24,4%
Recurring EBITDA Margin **	13,8% (1)	15,7% (1)		13,6% (1)	16,0% (1)
Depreciation & Amortization	(72)	(70)		(153)	(144)
Other Gains and Losses	2	(12)		(4)	7
Restructuring Costs	(7)	(2)		(12)	(22)
Operating Profit	90	119	32.2%	159	249	56.6%
Financial Results	(52)	(85)		(109)	(203)
Profit/(loss) before income tax	38	34		50	46
Income tax	45	(24)		34	(50)
Profit/(loss) from continuing operations	83	10		84	(4)
Profit/(loss) from discontinued operations	(5)	(6)		(41)	68
Net Profit/(loss)	78	4		43	64
Net Profit/(loss) (Group Share)	77	3		41	62
Minority interests	1	1		2	2
(1) Recurring EBITDA margin for Chemical business 13.9% vs 13.8% in Q2 06, 14% vs 13.6% in H1 06

Q2*	Net Sales			Recurring EBITDA			Operating Profit
€ million	Q2* 2006	Q2* 2007	Variation	Q2* 2006	Q2* 2007	Variation	Q2* 2006	Q2* 2007
RHODIA	1 211	1 293	6,8%	167	203	21,6%	90	119
POLYAMIDE	478	509	6,5%	77	75	(2,6)%	51	26
ACETOW	113	113		26	22	(15,4)%	21	15
NOVECARE	239	247	3,3%	26	33	26,9%	17	23
SILCEA	103	113	9,7%	17	23	35,3%	11	15
ECO SERVICES	60	56	(6,7)%	23	22	(4,3)%	19	18
ORGANICS	229	209	(8,7)%	21	23	9,5%	8	19
ENERGY SERVICES		41		3	31		3	30
CORPORATE & Others	(11)(1)	5(1)		(26)	(26)		(40)	(27)
H1		Net Sales		Recurring EBITDA			Operating Profit
€ million	H1 2006	H1 2007	Variation	H1 2006	H1 2007	Variation	H1 2006	H1 2007
RHODIA	2 414	2 553	5,8%	328	408	24,4%	159	249
POLYAMIDE	942	990	5,1%	134	142	6,0%	83	68
ACETOW	222	215	(3,2)%	56	42	(25,0)%	42	27
NOVECARE	485	490	1,0%	55	63	14,5%	38	46
SILCEA	206	230	11,7%	32	47	46,9%	18	33
ECO SERVICES	116	108	(6,9)%	37	36	(2,7)%	26	28
ORGANICS	461	429	(6,9)%	38	44	15,8%	12	33
ENERGY SERVICES		84		25	83		20	77
CORPORATE & Others	(18) (1)	7(1)		(49)	(49)		(80)	(63)
(1) including intercompany sales elimination

Net Financial Debt
Dec. 31. 2006	Mar. 31. 2007	Jun. 30. 2007
1 949	1 792	1 648

2007 outlook	2008 targets
Strong growth in Recurring EBITDA Positive Free Cash Flow	Recurring EBITDA Margin** > 15% for the Chemical business Establishing & maintaining a sound financial structure with a Net Debt / Recurring EBITDA ratio below 2
* Unaudited ** Calculated as Recurring EBITDA / Net Sales

 4/11

Results Fact Sheet: Q2 2007

(all figures are in € million after discontinued operations)

POLYAMIDE	• Chalampé back on stream as scheduled after maintenance shutdown • Strong volumes driven by Asia and Brazil • Solid pricing in local currency offsets raw material cost increases
ACETOW

•

Negative Forex transaction due to US Dollar decline Currency hedging:

H107 at $1.29/€ & H207 at $1.34/€ vs $ 1.18/€ for FY2006

•

Price rises in local currency offset raw material cost increases

•

Q2 volumes higher vs Q1 2007

NOVECARE	• Significant volume growth across all markets • Favorable pricing trends and lower variable costs due to enhanced operational performance • Negative Forex conversion does not impact margins
SILCEA	• Significant volume growth in both Silica Systems (tyres) and Rare Earths (catalysis) • Recurring EBITDA margin demonstrates strength of strategic position
ECO SERVICES	• Sulphuric acid sales drive volume growth • Lower natural gas prices reflected through lower selling prices compared to Q2 2006 • Negative Forex conversion does not impact margins
ORGANICS

•

Excellent Diphenol performance with strong volumes and pricing.

•

Favourable trends in Isocyanates (HDI)

•

Continuing restructuring and reorganization initiatives deliver significant fixed cost savings

ENERGY SERVICES	• €41m net sales with € 29m recurring EBITDA generated from CERs, after production, selling and Group service costs • Usual seasonal lapse in other activities (Cogeneration, Energy purchasing)

€ million	Net Sales Q2* 2006	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales Q2* 2007
RHODIA	1 211	(17)	(21)	82	65	(27)	1 293
POLYAMIDE	478	(12)	0	16	45	(18)	509
ACETOW	113	3	(2)	(1)	6	(6)	113
NOVECARE	239	0	(8)	15	1	0	247
SILCEA	103	0	(3)	6	8	(1)	113
ECO SERVICES	60	(1)	(4)	3	(2)	0	56
ORGANICS	229	(20)	(4)	0	6	(2)	209
ENERGY SERVICES	0	0	0	41	0	0	41
CORPORATE & Others including intercompany sales elimination	(11)	13	0	2	1	0	5

€ million	Recurring EBITDA Q2* 2006	Scope	Foreign Exchange conversion	Volume & mix	Selling Price**	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q2* 2007	Recurring EBITDA Margin*** Q2* 2007
RHODIA	167	(5)	(3)	53	36	(38)	(7)	203	15,7%
POLYAMIDE	77	(2)	0	6	26 [a]	(30) [a]	(2)	75	14,7%
ACETOW	26	0	0	0	0 [b]	(3) [b]	(1)	22	19,5%
NOVECARE	26	(1)	(2)	7	2	3	(2)	33	13,4%
SILCEA	17	1	0	5	7	(6)	(1)	23	20,4%
ECO SERVICES	23	0	(2)	2	(1)	1	(1)	22	39,3%
ORGANICS	21	(3)	0	(2)	3	(3)	7	23	11,0%
ENERGY SERVICES	3	0	0	35	0	(1)	(6)	31
CORPORATE & Others	(26)	0	1	0	(1)	1	(1)	(26)

* Unaudited

**Including foreign exchange transaction effect

*** Calculated as recurring EBITDA / Net Sales

[a]: Polyamide: Local currency price increases +€43m , Local currency raw material costs -€42m

[b]: Acetow: Local currency price increases +€5m , Local currency raw material costs -€5m

5/11

Results Fact Sheet: H1 2007

(all figures are in € million after discontinued operations)

€ million	Net Sales H1 2006	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales H1 2007
RHODIA	2 414	(30)	(61)	145	128	(43)	2 553
POLYAMIDE	942	(21)	(12)	19	88	(26)	990
ACETOW	222	5	(4)	(7)	10	(11)	215
NOVECARE	485	(3)	(19)	27	1	(1)	490
SILCEA	206	0	(7)	16	17	(2)	230
ECO SERVICES	116	0	(9)	6	(5)	0	108
ORGANICS	461	(35)	(9)	(1)	16	(3)	429
ENERGY SERVICES	0	0	0	84	0	0	84
CORPORATE & Others including intercompany sales elimination	(18)	24	(1)	1	1	0	7

€ million	Recurring EBITDA H1 2006	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA H1 2007	Recurring EBITDA Margin** H1 2007
RHODIA	328	(7)	(8)	99	80	(59)	(25)	408	16,0%
POLYAMIDE	134	(4)	(1)	6	59 [a]	(45) [a]	(7)	142	14,3%
ACETOW	56	(1)	(1)	(3)	(1) [b]	(5) [b]	(3)	42	19,5%
NOVECARE	55	(1)	(4)	12	1	4	(4)	63	12,9%
SILCEA	32	3	(1)	12	14	(11)	(2)	47	20,4%
ECO SERVICES	37	(1)	(3)	4	(4)	4	(1)	36	33,3%
ORGANICS	38	(3)	(1)	(6)	12	(4)	8	44	10,3%
ENERGY SERVICES	25	0	0	74	0	(3)	(13)	83
CORPORATE & Others	(49)	0	3	0	(1)	1	(3)	(49)

*Including foreign exchange transaction effect

** Calculated as recurring EBITDA / Net Sales

[a]: Polyamide: Local currency price increases +€84m , Local currency raw material costs -€62m

[b]: Acetow: Local currency price increases +€9m , Local currency raw material costs -€9m

6/11

Results Fact Sheet: Quarterly results

RHODIA	Q1* 2006	Q1* 2007	Q2* 2006	Q2* 2007	H1 2006	H1 2007	Q3* 2006	Q4* 2006	FY 2006
( M € )
Net Sales	1 203	1 260	1 211	1 293	2 414	2 553	1 179	1 217	4 810
Recurring EBITDA	161	205	167	203	328	408	160	195	683
% Sales**	13,4%	16,3%	13,8%	15,7%	13,6%	16,0%	13,6%	16,0%	14,2%
Operating Profit	69	130	90	119	159	249	112	88	359

POLYAMIDE
( M € )
Net Sales	464	481	478	509	942	990	479	501	1 922
Recurring EBITDA	57	67	77	75	134	142	69	81	284
% Sales**	12,3%	13,9%	16,1%	14,7%	14,2%	14,3%	14,4%	16,2%	14,8%
Operating Profit	32	42	51	26	83	68	46	43	172
ACETOW
( M € )
Net Sales	109	102	113	113	222	215	108	117	447
Recurring EBITDA	30	20	26	22	56	42	28	24	108
% Sales**	27,5%	19,6%	23,0%	19,5%	25,2%	19,5%	25,9%	20,5%	24,2%
Operating Profit	21	12	21	15	42	27	20	16	78
NOVECARE
( M € )
Net Sales	246	243	239	247	485	490	229	222	936
Recurring EBITDA	29	30	26	33	55	63	28	27	110
% Sales**	11,8%	12,3%	10,9%	13,4%	11,3%	12,9%	12,2%	12,2%	11,8%
Operating Profit	21	23	17	23	38	46	20	18	76
SILCEA
( M € )
Net Sales	103	117	103	113	206	230	98	108	412
Recurring EBITDA	15	24	17	23	32	47	13	16	61
% Sales**	14,6%	20,5%	16,5%	20,4%	15,5%	20,4%	13,3%	14,8%	14,8%
Operating Profit	7	18	11	15	18	33	6	9	33
ECO SERVICES
( M € )
Net Sales	56	52	60	56	116	108	59	55	230
Recurring EBITDA	14	14	23	22	37	36	23	19	79
% Sales**	25,0%	26,9%	38,3%	39,3%	31,9%	33,3%	39,0%	34,5%	34,3%
Operating Profit	7	10	19	18	26	28	18	14	58
ORGANICS
( M € )
Net Sales	232	220	229	209	461	429	213	201	875
Recurring EBITDA	17	21	21	23	38	44	14	22	74
% Sales**	7,3%	9,5%	9,2%	11,0%	8,2%	10,3%	6,6%	10,9%	8,5%
Operating Profit	4	14	8	19	12	33	6	13	31
ENERGY SERVICES
( M € )
Net Sales		43		41		84	1	24	25
Recurring EBITDA	22	52	3	31	25	83	2	33	60
Operating Profit	17	47	3	30	20	77	29	27	76
CORPORATE & OTHERS
( M € )
Sales & intercompany sales elimination	(7)	2	(11)	5	(18)	7	(8)	(11)	(37)
Recurring EBITDA	(23)	(23)	(26)	(26)	(49)	(49)	(17)	(27)	(93)
Operating Profit	(40)	(36)	(40)	(27)	(80)	(63)	(33)	(52)	(165)
* Unaudited ** Calculated as recurring EBITDA / Net Sales

 7/11

Consolidated income statements as of June 30, 2007

(in millions of euros)	Quarter ended June 30,		Half-year ended June 30,
	2007 (*)	2006 (*)	2007	2006
Net sales	1 293	1 211	2 553	2 414
Other revenue	87	93	240	247
Cost of sales	(1 097)	(1 049)	(2 218)	(2 174)
Administrative and selling expenditure	(126)	(131)	(265)	(259)
Research and development expenses	(24)	(29)	(46)	(53)
Restructuring costs	(2)	(7)	(22)	(12)
Other operating income/(expenses)	(12)	2	7	(4)
Operating profit	119	90	249	159
Finance income	34	30	66	68
Finance costs	(120)	(84)	(270)	(180)
Foreign exchange gains/(losses)	1	2	1	3
Share of profit/(losses) of associates	-	-	-	-
Profit/(loss) before income tax	34	38	46	50
Income tax benefit (expense)	(24)	45	(50)	34
Profit/(loss) from continuing operations	10	83	(4)	84
Profit/(loss) from discontinued operations	(6)	(5)	68	(41)
Net Profit/(loss) for the period	4	78	64	43
Attributable to:
Equity holders of Rhodia SA	3	77	62	41
Minority interests	1	1	2	2
Earnings per share from continuing operations (in euros) – basic and diluted	0.09	0.84	(0.05)	0.84
Earnings per share (in euros) – basic and diluted	0.03	0.79	0.62	0.42
Weighted average number of shares before dilution	100,350,875	98,084,867	100,350,069	98,072,359
Weighted average number of shares after dilution	101,432,151	98,284,962	101,359,978	98,295,398
(*) Unaudited

 8/11

Consolidated balance sheets as of June 30, 2007

Assets
(in millions of euros)	June 30, 2007	December 31, 2006
Property, plant & equipment	1 727	1 760
Goodwill	222	225
Other intangible assets	165	178
Investments in associates	12	4
Other non-current financial assets	116	121
Deferred tax assets	173	183
Non-current assets	2 415	2 471
Inventories	608	620
Income tax receivable	17	23
Trade and other receivables	1 034	1 082
Derivative financial instruments	56	34
Other current financial assets	20	19
Cash and cash equivalents	372	467
Assets classified as held for sale	5	437
Current assets	2 112	2 682
TOTAL ASSETS	4 527	5 153

 9/11

Liabilities and shareholders’ equity
(in millions of euros)	June 30, 2007	December 31, 2006
Share capital	1 204	1 204
Additional paid-in capital	147	23
Other reserves	142	109
Deficit	(1 757)	(1 989)
Equity attributable to equity holders of Rhodia SA	(264)	(653)
Minority interests	20	25
Total equity	(244)	(628)
Borrowings	1 663	2 022
Retirement benefits and similar obligations	1 035	1 227
Provisions	319	306
Deferred tax liabilities	39	32
Other non-current liabilities	44	43
Non-current liabilities	3 100	3 630
Borrowings	376	413
Derivative financial instruments	45	34
Retirement benefits and similar obligations	77	98
Provisions	137	147
Income tax payable	38	41
Trade and other payables	997	1 178
Liabilities associated with assets classified as held for sale	1	240
Current liabilities	1 671	2 151
TOTAL EQUITY AND LIABILITIES	4 527	5 153

 10/11

Consolidated statements of cash flows as of June 30, 2007

	Quarter ended June 30,		Half-year ended June 30,
(in millions of euros)	2007 (*)	2006 (*)	2007	2006
Net Profit/(loss) attributable to equity holders of Rhodia SA	3	77	62	41
Adjustments for :
Minority interests	1	1	2	2
Depreciation, amortization and impairment of non-current assets	70	83	145	177
Net increase/(decrease) in provisions and employee benefits	(22)	(24)	(19)	(46)
Net increase/(decrease) in financial provisions	1	(40)	1	2
Other income and expense	24	4	43	2
(Gain)/loss on disposal of non-current assets	16	(3)	(103)	19
Deferred tax expense/(income)	4	(56)	10	(53)
Foreign exchange losses/(gains)	5	16	6	(3)
Cash flow from operating activities before changes in working capital	102	58	147	141
Changes in working capital
- (Increase)/decrease in inventories	16	(48)	11	(61)
- (Increase)/decrease in trade and other receivables	49	32	11	17
- Increase/(decrease) in trade and other payables	(35)	(14)	(100)	(74)
- (Increase)/decrease in other current assets and liabilities	2	6	5	(5)
Net cash from / (used by) operating activities	134	34	74	18
Purchases of property, plant and equipment	(62)	(56)	(130)	(113)
Purchases of other non-current assets	(14)	(10)	(28)	(19)
Proceeds on disposal of non-current assets	(19)	(9)	269	32
(Purchases of)/repayments of loans and financial investments	(2)	2	(1)	4
Net cash from / (used by) investing activities	(97)	(73)	110	(96)
Proceeds from issue of shares, net of costs	-	35	-	35
Dividends paid to minority interests	(3)	(2)	(3)	(2)
New non-current borrowings, net of costs	572	-	631	4
Repayments of non-current borrowings, net of costs	(541)	(6)	(906)	(501)
Net increase/(decrease) in current borrowings	(100)	(83)	(8)	(21)
Net cash from / (used by) financing activities	(72)	(56)	(286)	(485)
Effect of foreign exchange rate changes	6	(8)	7	(5)
Net increase/(decrease) in cash and cash equivalents	(29)	(103)	(95)	(568)
Cash and cash equivalents at the beginning of the period	401	455	467	920
Cash and cash equivalents at the end of the period	372	352	372	352
* Unaudited

 11/11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer